UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 October 6 2006


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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Novo Nordisk A/S

Published: 08:01 06.10.2006 GMT+2 /HUGIN /Source: Novo Nordisk A/S /CSE: NVOB /ISIN: DK0010280817


Portfolio update

Novo Nordisk announces initiation of three new clinical studies at Capital Markets Day

At its Capital Markets Day today, Novo Nordisk will report on solid progress in its pipeline of clinical development projects within diabetes care and biopharmaceuticals and confirm the positive outlook for the company's current key products.

President and chief executive officer of Novo Nordisk, Lars Rebien S0rensen, said: "The steady progress in our development pipeline that we have seen during the past year, combined with today's announcement of three new clinical studies, provides Novo Nordisk with a good basis for delivering attractive growth rates in the future."


Highlights from the day

Announcement of initiation of three new clinical studies:

* a phase 2 dose-ranging study for the use of liraglutide, the once-daily human GLP-1 analogue, as an anti-obesity agent for treatment of obese, non-diabetic people. The study is expected to be initiated during the first quarter of 2007;

* a phase 3 study for the use of NovoSeven(R) in prophylactic treatment of haemophilia patients with inhibitors. The study is expected to be initiated during the first half of 2007, and

* a phase 3 study for the use of Norditropin(R), Novo Nordisk's liquid growth hormone, for treatment of adult patients in chronic dialysis. The study is expected to be initiated during 2007.

Furthermore, Novo Nordisk will announce that it expects to file for regulatory approval of a heat-stable version of NovoSeven(R) around mid-2007.


Insights into the research and development pipeline

* Within diabetes care, insights will be provided into the company's activities to ensure a leadership position within next-generation modern insulin products, currently in phase 1 clinical trials. Furthermore, insights into the ongoing global liraglutide phase 3 programme and additional data from two completed liraglutide phase 2 studies.

* Within haemostasis, insights into recent clinical results from phase 2 studies with NovoSeven(R) in prophylaxis, spinal surgery, traumatic brain injury and upper gastrointestinal (UGI) bleedings, respectively. Within treatment of UGI bleedings, NovoSeven(R) appeared to be safe with a comparable number of adverse events in placebo and NovoSeven(R) treated groups. There was no statistically significant difference in treatment success between placebo and NovoSeven(R) treated groups. As a consequence, Novo Nordisk will not pursue further clinical development activities with NovoSeven(R) within UGI bleedings. Finally, promising phase 1 results for the next-generation analogue of NovoSeven(R) will also be presented.


Insights into the current business

Within the Operations area, a review will be presented with primary focus on the rapidly growing North American and International Operations regions. The review confirms a solid growth outlook within diabetes care. This reflects both robust growth in the future number of new patients and the potential for increased penetration of Novo Nordisk's range of modern insulin products by further leveraging the company's market leadership position.

Details of the significant improvements achieved within Product Supply with regard to increased production efficiency and the potential for further future improvements.

Overview of Novo Nordisk's sustainable business model, including an update on how Novo Nordisk anticipates and manages global industry challenges such as access to health, business ethics and climate change.

The above communication does not change Novo Nordisk's expectations for the financial results for 2006 as communicated on 2 August 2006 in connection with the announcement of financial results for the first six months of 2006.

At 9.00 CET today, corresponding to 8.00 UK time, the Capital Markets Day will be webcast. A link to the live webcast will be available under the 'Investors' section of novonordisk.com. Presentation material for the webcast will be available on the same page.

About treatment of obesity with liraglutide Obesity is an increasing global problem, which is associated with increased morbidity, including a significantly increased risk of developing type 2 diabetes. One of the main problems with existing obesity treatment is the sustainability of weight loss as many patients regain weight. Liraglutide, Novo Nordisk's once-daily human GLP-1 analogue, has shown the potential in both preclinical studies as well as in non-diabetic human subjects to reduce food intake and induce weight loss. The phase 2 study is expected to encompass more than 500 people.

About prophylactic treatment with NovoSeven(R) in inhibitor patients NovoSeven(R) is approved for treatment of spontaneous bleeding events in haemophilia patients who have developed inhibitors to their current factor VIII or factor IX medication. In a recent phase 2 study, 22 patients were treated in a prophylactic manner, ie with one daily infusion of NovoSeven(R) during a three-month treatment period. Patients included in the study had experienced at least four bleeding episodes in the last month prior to inclusion in the study. The results show that daily prophylactic dosing of NovoSeven(R) significantly reduced the number of bleeding episodes during the treatment period, and the effects appeared to persist during a subsequent three-month observation period. No thrombo-embolic side effects were observed during treatment. The phase 3 study is in the planning phase, and is performed to allow subsequent filing for approval of prophylactic use of NovoSeven(R) in inhibitor patients.

About treatment of Adult Patients in Chronic Dialysis (APCD) Patients in chronic dialysis treatment suffer from malnutrition as a consequence of the deterioration in their general metabolic status, and the annual mortality rate in APCD patients can be as high as 20%. In a recent phase 2 clinical study with 139 patients, Novo Nordisk has shown that administration of recombinant human growth hormone, Norditropin(R), increases lean body mass and serum albumin - two important biomarkers of mortality and morbidity - in malnourished APCD patients, without giving rise to safety concerns. The phase 3 study is in the planning phase, will include more than 2,000 patients, and have mortality as the primary endpoint.


Forward-looking statement

The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, Novo Nordisk's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, proceedings and investigations, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company's Form 20-F, which was filed on 6 February 2006. Please also refer to the section 'Risk Management' in the Annual Report 2005. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 22,750 employees in 79 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Contacts for further information


Media:
Investors:

Outside North America:
Outside North America:
Mike Rulis
Mogens Thorsager Jensen
Tel: (+45) 4442 3573
Tel: (+45) 4442 7945
E-mail: mike@novonordisk.com
E-mail: mtj@novonordisk.com


Christian Qvist Frandsen
Tel: (+45) 4443 5182
E-mail: cqfr@novonordisk.com


Hans Rommer
Tel: (+45) 4442 4765
E-mail: hrmm@novonordisk.com


In North America:
In North America:
Susan T Jackson
Mads Veggerby Lausten
Tel: (+1) 609 919 7776
Tel: (+1) 609 919 7937
E-mail: stj@novonordisk.com
E-mail: mlau@novonordisk.com


Further information on Novo Nordisk is available on the company's internet

Stock Exchange Announcement no 33 / 2006




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 6 2006                           NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer